Bluejay Diagnostics, Inc.

360 Massachusetts Avenue, Suite 203

Acton, MA 01720

June 25, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bluejay Diagnostics, Inc.

Registration Statement on Form S-1, as amended

File No. 333-280253

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Bluejay Diagnostics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), and declare the Registration Statement effective as of 4:30 p.m., Eastern Time, on June 26, 2024, or as soon thereafter as is practicable, or at such other time as the Company may orally request by telephone. The Company hereby authorizes each of Brian O’Fahey and Helen Ferrall of Hogan Lovells US LLP, counsel to the Company, to make such request on its behalf.

Please feel free to direct any questions or comments concerning this request to Mr. O’Fahey at (202) 637-6541 or Ms. Ferrall at (202) 804-7696, and once the Registration Statement has been declared effective, please notify Mr. O’Fahey or Ms. Ferrall by calling either of them at the same phone number.

Very truly yours,

Bluejay Diagnostics, Inc.

/s/ Neil Dey
By:	Neil Dey
Title:	President and Chief Executive Officer